UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

HOUGHTON MIFFLIN HARCOURT COMPANY

(Name of Subject Company (Issuer))

HARBOR PURCHASER INC.

(Name of Filing Persons (Offeror))

a wholly owned subsidiary of

HARBOR HOLDING CORP.

(Name of Filing Persons (Parent of Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44157R109

(CUSIP Number of Class of Securities)

Daniel Sugar

Veritas Capital Fund Management, L.L.C.

9 West 57th Street, 32nd Floor

New York, New York 10019

(212) 415-6700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Richard A. Presutti

Milbank LLP

55 Hudson Yards

New York, NY 10001

(212) 530-5001

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on March 7, 2022 (together with any amendments and supplements hereto, this “Schedule TO”) by Harbor Purchaser Inc., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Harbor Holding Corp., a Delaware corporation (“Parent”), which is an indirect, wholly owned subsidiary of The Veritas Capital Fund VII, L.P., a Delaware limited partnership (the “Sponsor”). This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Company Shares at a purchase price of $21.00 per share (the “Offer Price”), net to the holder thereof in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to all of the applicable items in the Schedule TO and is supplemented by the information specifically provided in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. The Agreement and Plan of Merger, dated as of February 21, 2022 (as amended by Amendment No. 1, entered into on March 21, 2022, a copy of which is attached as Exhibit (d)(5) to the Schedule TO), by and among Parent, the Offeror and Houghton Mifflin Harcourt Company, a Delaware corporation (“HMH”), a copy of which is attached as Exhibit (d)(1) thereto, is incorporated herein by reference with respect to Items 4 through 11 of the Schedule TO. Unless otherwise indicated, references to sections in this Amendment are references to sections of the Offer to Purchase. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11 of the Schedule TO as reflected below.

ITEMS 1 THROUGH 9 AND ITEM 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired as scheduled at one minute after 11:59 p.m., New York City time, on April 6, 2022 (the “Expiration Time”). The Depositary and Paying Agent has advised Parent and Offeror that, as of the Expiration Time, a total of 72,926,195 Company Shares (excluding Company Shares with respect to which notices of guaranteed delivery were delivered) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 56.5% of the Company Shares outstanding as of the Expiration Time. In addition, the Depositary and Paying Agent has advised Parent and Offeror that, as of the Expiration Time, notices of guaranteed delivery had been delivered with respect to 2,184,308 additional Company Shares, representing approximately 1.7% of the outstanding Company Shares as of the Expiration Time.

As of the Expiration Time, the number of Company Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived. Accordingly, Offeror has accepted for payment all Company Shares validly tendered and not properly withdrawn pursuant to the Offer and will promptly pay for all such Company Shares in accordance with the terms of the Offer.

As a result of its acceptance for payment of the Company Shares validly tendered and not properly withdrawn pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Offeror owns at least the percentage of Company Shares that would be required to adopt the Merger Agreement without a vote of the stockholders of HMH. Accordingly, Parent and Offeror expect to complete the acquisition of HMH on April 7, 2022 by consummating the Merger pursuant to the Merger Agreement without a vote of HMH’s stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, all remaining outstanding Company Shares not accepted for payment in the Offer (other than any (i) Company Shares owned by HMH or any of its wholly owned subsidiaries (including Company Shares held as treasury stock), or owned by Parent or any of its wholly owned subsidiaries, including the Offeror, in each case, immediately prior to the Effective Time and (ii) Company Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) that are outstanding immediately prior to the Effective Time shall be cancelled, shall cease to exist, shall no longer be outstanding, and shall be automatically converted into the right to receive $21.00 in cash, without interest.

Following consummation of the Merger, the Company Shares will be delisted and will cease to trade on NASDAQ. Parent and Offeror intend to take steps to cause the termination of the registration of the Company Shares under the Exchange Act and the suspension of all of HMH’s reporting obligations under the Exchange Act as promptly as practicable.”

ITEM 12. EXHIBITS.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 7, 2022.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement, as published in The Wall Street Journal on March 7, 2022.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated February 22, 2022 (incorporated by reference to Exhibit 99.1 to HMH’s Current Report on Form 8-K, filed on February 22, 2022).

(a)(5)(B)	Press Release issued by Veritas Capital on March 29, 2022 announcing extension of the Offer.****

(b)(2)	Amended and Restated Debt Commitment Letter, dated as of March 15, 2022, by and among Parent, Bank of America, N.A., BofA Securities, Inc., JPM Morgan Chase Bank, N.S., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Macquaire Capital (USA) Inc., Macquarie Capital Funding LLC, Blackstone Alternative Credit Advisors LP, Blackstone Alternative Solutions L.L.C., Citizens Bank, N.A., Goldman Sachs Bank USA, Mizuho Bank Ltd., and Stone Point Credit Adviser LLC.**

(d)(1)	Agreement and Plan of Merger, dated as of February 21, 2022, by and among Parent, the Offeror and HMH (incorporated by reference to Exhibit 2.1 to HMH’s Current Report on Form 8-K, filed on February 22, 2022).

(d)(2)	Equity Commitment Letter, dated as of February 21, 2022, by and among Parent and Sponsor.*

(d)(3)	Limited Guarantee, dated as of February 21, 2022, by and among HMH and Sponsor.*

(d)(4)	Confidentiality Agreement, dated as of November 17, 2021, by and between HMH and Veritas Capital Fund Management, L.L.C.*

(d)(5)	Amendment No. 1 to Agreement and Plan of Merger, dated as of March 21, 2022, by and among Houghton Mifflin Harcourt Company, Parent and Purchaser.***

(g)	Not applicable.

(h)	Not applicable.

107	Filing fee table (incorporated by reference to Amendment No. 1 to Schedule TO filed on March 17, 2022).

*	Previously filed on March 7, 2022 as an exhibit to the Schedule TO.
**	Previously filed on March 17, 2022 as an exhibit to Amendment No. 1 to the Schedule TO.

***	Previously filed on March 22, 2022 as an exhibit to Amendment No. 2 to the Schedule TO.

****	Previously filed on March 29, 2022 as an exhibit to Amendment No. 3 to the Schedule TO.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBOR PURCHASER INC.

By:	/s/ Ramzi Musallam
Name: Ramzi Musallam
Title: President

HARBOR HOLDING CORP.

By:	/s/ Ramzi Musallam
Name: Ramzi Musallam
Title: President

Dated: April 7, 2022